[LETTERHEAD OF SANDLER O’NEILL & PARTNERS]

May 12, 2015

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Provident Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-202716)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Provident Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 5:00 p.m. on May 14, 2015, or as soon thereafter as may be practicable.

Very Truly Yours,

Sandler O’Neill & Partners, L.P.
By:	Sandler O’Neill & Partners, Corp.,
the sole general partner

/s/ Jennifer Docherty
An Officer of the Corporation